Algonquin Power & Utilities Corp. Announces $500 Million Bought Deal Offering of Common Shares
Oakville, ON, Nov. 1, 2017 – Algonquin Power & Utilities Corp. (TSX: AQN, NYSE: AQN) (“APUC”) today announced that it has entered into an agreement with a syndicate of underwriters (the "Underwriters") under which the Underwriters have agreed to buy, on a bought deal basis, 37,800,000 common shares (the "Common Shares") of APUC at a price of $13.25 per Common Share for gross proceeds of $500 million (the "Offering").
APUC has granted the Underwriters an over-allotment option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 5,670,000 Common Shares. If the over-allotment option is exercised in full, the gross proceeds of the Offering shall be $576 million.
Net proceeds of the Offering are expected to be used, in part, to finance APUC’s recently announced acquisition of Abengoa, S.A.’s 25% ownership stake in Atlantica Yield plc and for general corporate purposes.
The Offering will be made in all provinces of Canada and is expected to close on or about November 10, 2017. As at June 30, 2017, APUC had 385,732,932 issued and outstanding common shares.
The Common Shares will be offered to the public in Canada by way of a prospectus supplement to APUC's short form base shelf prospectus dated March 17, 2017. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with $10 billion of total assets in the US and Canada representing more than 1,250 MW of installed capacity. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.

Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release contain information that is forward-looking within the meaning of applicable securities laws, including information and statements regarding the closing of the offering; and the expected use of the net proceeds from the Offering. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.
Investor Enquiries, please contact:
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
905-465-6770
ian.tharp@apucorp.com

Media Enquiries, please contact:
Alison Holditch
Investor Relations and Communications Specialist
Algonquin Power & Utilities Corp.
905-465-6748
ian.tharp@apucorp.com